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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  ------------


                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


[X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
            ACT OF 1934

                    For the fiscal year ended December 31, 2004

                                       OR

[ ]         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

                    For the transition period from____________to___________

                        Commission File Number 333-49729

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  UnionBancorp, Inc. 401(k) Profit Sharing Plan

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               UnionBancorp, Inc.
                              321 West Main Street
                             Ottawa, Illinois 61350


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

                              REQUIRED INFORMATION


         The following financial statements and schedules of the UnionBancorp, Inc. 401(k) Profit Sharing Plan (the "Plan"), prepared in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), are filed herewith. Crowe Chizek and Company LLC, the current independent auditors for the Plan, audited the financial statements and schedules of the Plan as of and for the fiscal years ended December 31, 2004 and 2003. The consent of Crowe Chizek and Company LLC is attached as Exhibit 23.1 to this Form 11-K.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                                Ottawa, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                                Ottawa, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2004 and 2003






                                    CONTENTS






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.......................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS.............    3

     NOTES TO FINANCIAL STATEMENTS.........................................    4


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS  (HELD AT END OF YEAR).......    9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Plan Administrator of
   UnionBancorp, Inc. 401(k) Profit Sharing Plan
Ottawa, Illinois


We have audited the accompanying statement of net assets available for benefits of the UnionBancorp, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles

Our audit was conducted for the purpose of forming an opinion on the basic 2004 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.



                                           Crowe Chizek and Company LLC

Oak Brook, Illinois
June 22, 2005

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2004 and 2003

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                                                        2004             2003
                                                     ----------       ----------
ASSETS
Investments (Note 4)                                 $5,036,415       $4,807,925
Cash                                                      2,174              740
Dividends receivable                                     10,880               --
                                                     ----------       ----------
     Total assets                                     5,049,469        4,808,665


LIABILITIES
Accrued expenses                                          9,441               --
                                                     ----------       ----------


NET ASSETS AVAILABLE FOR BENEFITS                    $5,040,028       $4,808,665
                                                     ==========       ==========



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                 See accompanying notes to financial statements.

                                                                              2.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2004

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Additions to net assets attributed to
     Investment income
         Net appreciation in fair value of investments (Note 4)       $  255,323
         Interest                                                          4,951
         Dividends                                                        64,537
                                                                      ----------
                                                                         324,811

     Contributions
         Participant wage deferrals                                      652,746
         Rollovers                                                       111,225
         Employer                                                        341,187
                                                                      ----------
                                                                       1,105,158
                                                                      ----------

              Total additions                                          1,429,969

Deductions from net assets attributed to
     Benefits paid to participants                                     1,151,347
     Administrative expenses                                              47,259
                                                                      ----------

         Total deductions                                              1,198,606
                                                                      ----------

Net increase                                                             231,363

Net assets available for plan benefits
     Beginning of year                                                 4,808,665
                                                                      ----------

     End of year                                                      $5,040,028
                                                                      ==========



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                 See accompanying notes to financial statements.

                                                                              3.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

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NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the UnionBancorp, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering employees of UnionBancorp, Inc. (the Company) and certain of its subsidiaries, including UnionBank; UnionBank/West; UnionBank/Central; UnionBank/Northwest; and UnionFinancial Services and Trust Company. The Plan was established effective January 1, 1998 and covers all employees who have completed six months of service and are age 20 1/2 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The administrator of the Plan is UnionBancorp, Inc. (the Administrator) and the trustee of the Plan is UnionBank (the Trustee), which is a subsidiary of the Administrator. The Trustee is the custodian of the Plan's assets.

Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code Sections 402(g) and 415 of their annual compensation. The Company can make a discretionary contribution, subject to certain limitations under applicable federal income tax laws and regulations, on an annual basis. The Company's discretionary contribution is allocated to participant accounts on the last day of the year based on the ratio of each participant's eligible compensation for the year to total eligible compensation for the year. The Company's discretionary matching contribution is allocated to participant accounts on the last day of the year based on each participant's voluntary contributions. The employer contributed 3% of eligible wages for the 2004 plan year.

Participant Accounts: Each participant's account is credited with that employee's contributions and an allocation of plan earnings. Employer contributions are allocated to participant accounts in proportion to employee contributions or employee compensation, as provided in the plan document. Plan earnings are allocated to participant accounts in proportion to the participant's account balance to total account balances in each investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Upon termination of a participant, the portion of the employer contribution account not vested will be forfeited and allocated to eligible participants as of the last day of the plan year for which the terminated participant receives a distribution.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon attainment of early retirement age (55) and completion of seven years of service or attainment of normal retirement age (65), death, or disability.


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                                   (Continued)

                                                                              4.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

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NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting: Participants are immediately vested in their voluntary contributions and any employer safe-harbor contributions plus actual earnings thereon. In the event that the Company makes matching contributions, a participant would be 100% vested after seven years of service. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after seven years of credited service in accordance with the table below.

                    Years of Service                       Percent Vested
                    ----------------                       --------------

                    Less than three                                0%
                    Three                                         20
                    Four                                          40
                    Five                                          60
                    Six                                           80
                    Seven                                        100

Payment of Benefits: Upon retirement, death, disability, or other termination of employment with the Company, participants or designated beneficiaries may receive distributions of their vested accounts in lump-sum amounts.

Loan Provisions: Participants may borrow up to 50% of their account balance up to a maximum of $50,000. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years except for the purchase of a primary residence which may be for a reasonable period of time. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans outstanding at December 31, 2004 range from 5.0% to 10.5%. Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant's account according to the current investment election.

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the Administrator. The employee may elect to direct these contributions in multiples of 10%. Employer contributions are allocated in the same percentages that the employee has elected. The investment options are derived from a combination of various mutual funds and a money market fund. Plan participants are allowed to reallocate funds between investment options on a daily basis.


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                                   (Continued)

                                                                              5.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan uses the accrual basis of accounting based on accounting principles generally accepted in the United States of America.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments in mutual funds are stated at quoted market prices. The fair value of money market accounts is the amount payable on demand at the reporting date. Investments in common stock are stated at fair value. The fair value of common stock is determined by a quoted market price. Purchases and sales of investments are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Participant loans are carried at their remaining balance, which approximates fair value.

Risks and Uncertainties: The Plan provides for various investment options in mutual funds and employer stock. The underlying investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the participants' individual account balances.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will become 100% vested in their accounts.


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                                   (Continued)

                                                                              6.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

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NOTE 4 - INVESTMENTS

The following table presents the fair value of plan investments as of December 31, 2004 and 2003. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                  2004         2003
                                                               ----------   ----------
    Investments at fair value as determined by
      quoted market prices
       Money market funds
          Federated Automated Cash Management Fund             $  920,736   $  982,923
       Mutual funds
          Federated Kaufmann Fund                                 428,228      465,063
          Federated Capital Appreciation Fund                     397,295      367,979
          Federated Growth Allocation Portfolio                   330,078      392,117
          Federated Mid Cap Fund                                  290,966      202,986
          American Balanced Fund                                  444,994           --
          Federated Managed Moderate Growth Portfolio                  --      400,504
          Federated Total Return Bond Fund                             --      273,685
       Common stock
          UnionBancorp, Inc. common stock (21,001 and 23,201
            shares at December 31, 2004 and 2003)                 446,271      506,710

During the year ended December 31, 2004 the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

     Mutual funds                                             $   (45,517)
     Common stock                                                 300,840
                                                              -----------

         Net change in fair value                             $   255,323
                                                              ===========

For the plan year-end December 31, 2004, the Plan's investments earned dividends and interest of $64,537 and $4,951, respectively.


NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Fees in the amount of $34,342 and $12,917 were paid to UnionFinancial Services and Trust Company and Federated for trustee and plan recordkeeping services, respectively. Professional fees for the audit of the Plan and other administrative costs of the Plan were paid by the Company. At December 31, 2004 and 2003, all plan assets were considered to be party-in-interest investments.


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                                   (Continued)

                                                                              7.

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

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NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid as of the Plan's year end. Amounts allocated to these participants were $130,062 and $316,242 at December 31, 2004 and 2003, respectively.


NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 19, 2001 that the Non-Standardized Profit Sharing Plan (Prototype) upon which the Company's plan is based is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.


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                                   (Continued)

                                                                              8.

                              SUPPLEMENTAL SCHEDULE

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

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Name of Plan Sponsor:  UnionBancorp, Inc.
Employer Identification Number:  36-3145350
Three Digit Plan Number:  002

                                                     (c)
                                               Description of
                                            Investment, Including
                                               Maturity Date,
                   (b)                        Rate of Interest,                                          (e)
      Identity of Issuer, Borrower,           Collateral, Par,                        (d)              Current
(a)     Lessor, or Similar Party              or Maturity Value                      Cost**             Value
---     ------------------------              -----------------                      ----               -----
                                    Money Market Funds
                                    ------------------
*       Federated Securities
          Corporation               Automated Cash Management Fund                                $     920,736
*       Federated Securities
          Corporation               Stock Liquidity Fund                                                 36,622

                                    Mutual Funds
                                    ------------
*        Federated Securities
           Corporation              Growth Allocation Portfolio                                         330,078
*        Federated Securities
           Corporation              Total Return Bond Fund                                              208,990
*        Federated Securities
           Corporation              Managed Conservative Allocation Portfolio                            69,835
*        Federated Securities
           Corporation              Mini-Cap Fund                                                       162,003
*        Federated Securities
           Corporation              Mid-Cap Fund                                                        290,966
*        Federated Securities
           Corporation              Max-Cap Fund                                                        181,247
*        Federated Securities
           Corporation              Capital Appreciation Fund                                           397,295
*        Federated Securities
           Corporation              Mid Cap Growth Strategies Fund                                      169,669
*        Federated Securities
           Corporation              Kaufmann Fund                                                       428,228
*        Federated Securities
           Corporation              Stock Trust Fund                                                    208,621
*        Federated Securities
           Corporation              Communications Technology Fund                                      144,025
*        Federated Securities
           Corporation              US Govt 2-5 Instl SS Fund                                            29,790
*        American Funds             Growth Fund of America                                              136,114
*        American Funds             Washington Mutual Inv                                                86,951
*        American Funds             Euro Pacific Growth                                                 238,362
*        American Funds             American Balanced Fund                                              444,994

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

                               UNIONBANCORP, INC.
                           401(k) PROFIT SHARING PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

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Name of Plan Sponsor:  UnionBancorp, Inc.
Employer Identification Number:  36-3145350
Three Digit Plan Number:  002

                                                     (c)
                                               Description of
                                            Investment, Including
                                               Maturity Date,
                   (b)                        Rate of Interest,                                          (e)
      Identity of Issuer, Borrower,           Collateral, Par,                        (d)              Current
(a)     Lessor, or Similar Party              or Maturity Value                      Cost**             Value
---     ------------------------              -----------------                      ----               -----
                                    Common Stock
                                    ------------
*        UnionBancorp, Inc.         21,001 shares                                                 $     446,271

                                    Participant Loans
                                    -----------------
*        Participant loans          Interest rates 5.0%-10.50%                                          105,618
                                                                                                  -------------

              Total investments                                                                   $   5,036,415
                                                                                                  =============




*   Party-in-interest.
**  Not applicable for participant-directed investments.


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

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             UNIONBANCORP, INC.
                                             401(k) PROFIT SHARING PLAN


Date:  June 29, 2005                         By: /s/ SCOTT A. YEOMAN
                                                 -------------------------------
                                                 Scott A. Yeoman
                                                 President and
                                                 Chief Executive Officer



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

                  UNIONBANCORP, INC. 401(k) PROFIT SHARING PLAN


                                  EXHIBIT INDEX
                                       TO
                           ANNUAL REPORT ON FORM 11-K


Exhibit
  No.                      Description
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23.1              Consent of Crowe Chizek and Company LLC








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